SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Early Results of Cash Tender Offer for up to US$50 million of 2020 Notes by Gol Finance

São Paulo, December 28, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announced today the early results of the previously announced cash tender offer (the “Tender Offer”) by its subsidiary, Gol Finance (formerly known as “Gol LuxCo S.A.”) (“Gol Finance”), for up to US$50 million in aggregate principal amount of its outstanding 9.250% Senior Notes due 2020 (the “Notes”) (144A CUSIP / ISIN Nos. 38045U AD2/US38045UAD28 and Reg S G3980P AD7/USG3980PAD71). The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, each dated December 14, 2017. The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on January 12, 2018, unless extended or earlier terminated as described in the Offer to Purchase (such time and date, as the same may be extended, the “Expiration Time”).

The amount of Notes that may be purchased in the Tender Offer is subject to a maximum principal amount of US$50 million (the “Maximum Tender Amount”). Tendered Notes may be subject to proration if the aggregate principal amount of Notes validly tendered and not validly withdrawn in the Tender Offer exceeds the Maximum Tender Amount, subject to disclosure and other requirements under applicable law.  Gol Finance reserves the right to increase or decrease the Maximum Tender Amount. All Notes tendered at or prior to the Early Tender Time will have priority over Notes tendered after the Early Tender Time.

As of 5:00 p.m., New York City time, on December 28, 2017 (the “Early Tender Time”), according to D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, tenders were received (and not validly withdrawn) from holders of Notes representing US$21,191,000 in aggregate principal amount of Notes.

Subject to the terms and conditions of the Tender Offer, holders who validly tendered their Notes at or prior to the Early Tender Time are eligible to receive US$1,020 for each US$1,000 principal amount of Notes accepted for purchase, plus accrued interest. Holders who validly tender their Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive US$990 for each US$1,000 principal amount of Notes accepted for purchase, plus accrued interest.

Payment for Notes validly tendered at or prior to the Early Tender Time and accepted for purchase is expected to be made on December 29, 2017 (the “Initial Settlement Date”). Payment for Notes validly tendered after the Early Tender Time but at or prior to the Expiration Time is expected to be made on January 16, 2018.

Withdrawal rights with respect to the Tender Offer expired at 5:00 p.m., New York City time, on December 28, 2017. Accordingly, Notes tendered (in the past or the future) in the Tender Offer may no longer be withdrawn, except if required by applicable law.

1	GOL Linhas Aéreas Inteligentes S.A.

Early Results of Cash Tender Offer for up to US$50 million of 2020 Notes by Gol Finance

Completion of the Tender Offer is subject to customary conditions. If Gol Finance proceeds with Initial Settlement, all conditions to the Tender Offer will be deemed to be satisfied or waived, and Gol Finance will thereafter accept for purchase and pay for any Notes validly tendered in the Tender Offer at or prior to the Early Tender Time.

Gol Finance reserves the absolute right to amend or terminate the Tender Offer in its sole discretion, subject to disclosure and other requirements as required by applicable law. In the event of termination of the Tender Offer, Notes tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders.

Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Tender Agent and Information Agent at www.dfking.com/gol, by telephone at (877) 283-0317 (U.S. toll free) and (212) 269-5550 (collect), in writing at 48 Wall Street, 22nd Floor New York, New York 10005, Attention: Mei Zheng, or by email to gol@dfking.com.

Gol Finance has engaged Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Credit Suisse Securities (USA) LLC by telephone at +1 (800) 820-1653 (U.S. toll free) or +1 (212) 538-2147 (collect) and Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect).

Disclaimer

None of Gol Finance, GOL, the Dealer Managers, the Tender Agent and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder.  Holders must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender.  Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Gol Finance by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

2	GOL Linhas Aéreas Inteligentes S.A.

Early Results of Cash Tender Offer for up to US$50 million of 2020 Notes by Gol Finance

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Brazil, South America and the Caribbean, existing and future governmental regulations, including air traffic capacity controls, and management’s expectations and estimates concerning the company’s financial performance and financing plans and programs. Additional information concerning potential factors that could affect the company’s financial results is included in Gol Linhas Aéreas Inteligentes S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 and its current reports filed with the Securities and Exchange Commission. Neither Gol Linhas Aéreas Inteligentes S.A. nor Gol Finance is under any obligation to (and expressly disclaims any such obligation to) update forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

3	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.